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                                                                       EXHIBIT H




                             PROPOSED FORM OF NOTICE

                       SECURITIES AND EXCHANGE COMMISSION


(Release No. 35 - _______)

Filings under the Public Utility Holding Company Act of 1935 ("Act")

Allegheny Energy, Inc.

________, 2003


     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) is/are available for public inspection through the Commission's Branch of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant application(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issue of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ________, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Allegheny Energy, Inc. (70-______)

     Allegheny Energy, Inc. ("Allegheny"), 10345 Downsville Pike, Hagerstown, Maryland 21740, a registered holding company, has filed a Declaration with the Commission pursuant to Sections 6(a), 7 and 12(e) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 62 and 65 thereunder.

     Allegheny proposes to amend its charter (the "Charter") to eliminate any preemptive right of stockholders to subscribe newly issued securities of Allegheny. Pursuant to Maryland law, a preemptive right is the preferential right of existing stockholders to purchase any issuance of stock or any issuance of a security convertible into an additional issuance of stock. Preemptive rights do not accrue unless expressly granted in a charter. Under the existing provisions of the Charter, stockholders of Allegheny possess preemptive rights to purchase,

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on a pro rata basis, any new issuance by Allegheny, in a non-public offering for money, of common stock or securities convertible into common stock of Allegheny.

     Allegheny believes that the elimination of preemptive rights will give Allegheny greater flexibility to finance its capital requirements.

     Adoption of the proposed amendment to the Charter will require the affirmative vote of the holders of a majority of the outstanding shares of Allegheny's common stock entitled to vote at the Special Meeting of Stockholders.

     Allegheny proposes to submit the proposed amendment to its Charter described herein for consideration and action by its stockholders at a Special Meeting of Stockholders to be held during the first quarter of 2003, and in connection therewith to solicit proxies from its stockholders. Consequently, Allegheny requests that the effectiveness of its Declaration with respect to such solicitation of proxies be permitted to become effective at the earliest practicable date.

     It appearing to the Commission that Allegheny's Declaration regarding the proposed solicitation of proxies should be permitted to become effective forthwith pursuant to Rule 62:

     IT IS ORDERED, that the Declaration regarding the proposed solicitation of proxies be, and it hereby is, permitted to become effective forthwith, pursuant to Rule 62 and subject to the terms and conditions prescribed in Rule 24 under the Act.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.



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